Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

07026874

UNIVAR

SUPPL

September 5, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

dlw 9/25

UNIVAR

PRESS RELEASE

Univar Shareholders Hold EGM to Discuss Ulixes B.V.'s Offer to Acquire the Company

Rotterdam, The Netherlands – September 4, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announced it held an extraordinary general meeting of shareholders ("EGM") today to discuss and consider the recently announced offer to purchase the company by Ulixes B.V., a company indirectly controlled by funds advised and managed by CVC Capital Partners ("CVC").

The offer is for EUR 53.50 in cash per share for all issued and outstanding shares of Univar N.V. common stock, which reflects a 37.3% premium over the pre-announcement share price of EUR 38.97 as of the close of trading on July 6, 2007. It reflects an implied EV/EBITDA multiple of 10.0 and an EV/EBIT multiple of 11.9, based on 2006 pro forma financials to include the 2006 audited results of CHEMCENTRAL combined with the 2006 audited results of Univar. The offer also represents an implied equity value of EUR 1.6 billion (USD 2.1 billion) and an enterprise value of EUR 2.6 billion (USD 3.6 billion). In addition, CVC has agreed to make certain business strategy and social commitments to secure the future interests of Univar stakeholders as already explained in the Offer Memorandum.
At the EGM, the following agenda items were approved:

(1) A proposal to discharge all members of the Supervisory Board, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(2) A proposal to discharge Mr. J.H. Holsboer as member of the Executive Board, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(3) A proposal to amend the company's articles of association to create a one-tier board structure and to make certain other relevant changes subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(4) A proposal to appoint as new directors of the board Mr. R. P. Fox, Mr. R. van Rappard, Mr. C. Stadler and Mr. G.C. Vuursteen, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred.

Information related to today's EGM is located on Univar's web site at www.univarcorp.com.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar had pro forma sales of approximately USD 8 billion (pro forma includes full-year results of CHEMCENTRAL, acquired in Q2 2007). Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-310-722-1363
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Web site: www.univarcorp.com

###

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Shareholders Hold EGM to Discuss Ulixes B.V.'s Offer to Acquire the Company,
Dated September 4, 2007

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

September 5, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

PRESS RELEASE

Univar Shareholders Hold EGM to Discuss Ulixes B.V.'s Offer to Acquire the Company

Rotterdam, The Netherlands – September 4, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announced it held an extraordinary general meeting of shareholders ("EGM") today to discuss and consider the recently announced offer to purchase the company by Ulixes B.V., a company indirectly controlled by funds advised and managed by CVC Capital Partners ("CVC").

The offer is for EUR 53.50 in cash per share for all issued and outstanding shares of Univar N.V. common stock, which reflects a 37.3% premium over the pre-announcement share price of EUR 38.97 as of the close of trading on July 6, 2007. It reflects an implied EV/EBITDA multiple of 10.0 and an EV/EBIT multiple of 11.9, based on 2006 pro forma financials to include the 2006 audited results of CHEMCENTRAL combined with the 2006 audited results of Univar. The offer also represents an implied equity value of EUR 1.6 billion (USD 2.1 billion) and an enterprise value of EUR 2.6 billion (USD 3.6 billion). In addition, CVC has agreed to make certain business strategy and social commitments to secure the future interests of Univar stakeholders as already explained in the Offer Memorandum.
At the EGM, the following agenda items were approved:

(1) A proposal to discharge all members of the Supervisory Board, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(2) A proposal to discharge Mr. J.H. Holsboer as member of the Executive Board, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(3) A proposal to amend the company's articles of association to create a one-tier board structure and to make certain other relevant changes subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred;

(4) A proposal to appoint as new directors of the board Mr. R. P. Fox, Mr. R. van Rappard, Mr. C. Stadler and Mr. G.C. Vuursteen, subject to the conditions precedent that the Offer is declared unconditional by the Offeror and that settlement of the Offer has occurred.

Information related to today's EGM is located on Univar's web site at www.univarcorp.com.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar had pro forma sales of approximately USD 8 billion (pro forma includes full-year results of CHEMCENTRAL, acquired in Q2 2007). Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-310-722-1363
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Web site: www.univarcorp.com

###

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Shareholders Hold EGM to Discuss Ulixes B.V.'s Offer to Acquire the Company,
Dated September 4, 2007

END